Exhibit 99.2

NICE Enlighten Copilot Wins 2024 BIG Innovation Award for
AI Excellence and Advanced Conversational AI

The convergence of CXone’s interaction-centric platform and Enlighten’s purpose-built
AI for CX, drives AI-powered interactions and a positive customer experience

Hoboken, N.J., September 4, 2024 – NICE (Nasdaq: NICE) today announced that NICE Enlighten Copilot was named a winner in the 2024 BIG Innovation Awards for Artificial Intelligence Excellence presented by the Business Intelligence Group. The award for Artificial Intelligence Excellence recognizes organizations and individuals driving innovation and bringing new ideas and experiences to life across a multitude of fields. This business awards program aims to identify organizations, products, and people who bring Artificial Intelligence to life and apply it to solve real problems. NICE’s Enlighten Copilot assists agents by using Generative AI combined with purpose-built AI for CX to generate personalized guidance tailored for every interaction.

Designed to enhance the performance of agents in the contact center, NICE Enlighten Copilot is a unique AI solution that maximizes the potential of skilled labor while minimizing costs, enabling efficient work with a significant reduction in repetitive tasks and quicker access to knowledge. Enlighten Copilot offers advanced capabilities that facilitate more efficient work with conversational knowledge, on-demand guidance, and task automation.

This "by-their-side" conversational AI experience is an empowerment multiplier that produces accurate, informed, and brand-specific conversational responses, leaving agents with fewer repetitive tasks and faster access to knowledge and answers. Supervisors can provide smarter guided interactions and AI-driven coaching to improve agent and consumer experiences.

"NICE empowers contact center agents and their customer interactions with the power of AI and augmented intelligence,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. "The rich convergence of CXone’s interaction-centric platform, our best-of-breed solutions and Enlighten’s purpose-built AI for CX, supercharges employees and drives AI-powered interactions to deliver significantly improved customer experience."

Artificial Intelligence is now playing a more important role in our lives,” said Maria Jimenez, Chief Nominations Officer for Business Intelligence Group. “We are so proud that such an incredible group of companies won this year’s program. Congratulations to all the creativity and hard work of every employee involved.”

Organizations from across the globe submitted their recent innovations for consideration in the BIG Innovation Awards. Nominations were then judged by a select group of business leaders and executives who volunteer their time and expertise to score submissions.

About The Business Intelligence Group
The Business Intelligence Group was founded with the mission of recognizing true talent and superior performance in the business world. Unlike other industry award programs, these programs are judged by business executives having experience and knowledge. The organization’s proprietary and unique scoring system selectively measures performance across multiple business domains and then rewards those companies whose achievements stand above those of their peers.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.